April 9, 2005

Board of Directors
Image Innovations Holdings, Inc.
432 Park Avenue South
Second Floor
New York, NY 10022

Gentlemen:

I joined the Board of Directors of Image Innovations Holdings, Inc. (the “Company”) on September 22, 2004 and subsequently was asked to become Chairman of the Board of the Company, and the chairman of the Compensation Committee and a member of the Audit Committee, positions which I did not seek but which I did thereafter assume. Prior to this time, I had never been a director of a publicly traded company. In conjunction with becoming a director, I also became a shareholder by purchasing Section 144 restricted stock in September 2004. I became a director and shareholder of the Company because I believed in the Company’s mission and prospects and believed that, based on my own business experience (which did not include any accounting background, training or experience), I might be able to make a useful, though limited, contribution to its success. At no time have I had any involvement in the day-to-day affairs of the Company which have been conducted by its officers and employees.

At the time I became a director, throughout the year 2004, and continuing through the preparation, issuance and filing of the Company’s financial statements for the year 2004 and to date, Mr. Derek Sinclair was and is the Chief Financial Officer and a director of the Company. Mr. Sinclair has been Secretary of the Company since April 5, 2005. Mr. Sinclair was also president, secretary and treasurer of Busanda Explorations Inc., the Company’s predecessor entity, from its inception in 1998 to June 2003. Mr. David Whittle, a chartered accountant, became a director on or about March 15, 2004, is the Chairman of the Audit Committee and is the “Audit Committee Financial Expert”, based upon his qualification as a chartered accountant and prior experience. Throughout this period to the present, Snow Becker Krauss P.C. has acted as counsel to the Company.

In April 2005, Mr. Michael Preston became Chief Executive Officer and a director of the Company. Mr. Preston is a chartered accountant. On or about April 15, 2005, Messrs. Preston and Sinclair certified and caused to be filed with the Securities and Exchange Commission (“SEC”) the Company’s Form 10-KSB for the year 2004 which itself contained the certified financial statements of the Company prepared and certified by the Company’s auditors, Goldstein Golub Kessler LLP (“GGK”). At no time during this period were any reports or allegations made to me by management of any alleged financial or reporting improprieties in the conduct of the Company’s business.

In or about December 2005, Mr. Preston reported his suspicions of various serious alleged accounting improprieties which Mr. Preston believed might have a materially adverse effect on the Company’s 2004 Financials. Mr. Preston took the position that an investigation into these improprieties should be conducted by a forensic accounting firm. In addition, on November 22, 2005, the Public Accounting Oversight Board (“PCAOB”) issued an Order that, among other things, revoked the registration with the PCAOB of the Company’s prior auditors, Clyde B. Bailey, P.C., with the result that the Company’s 2003 financial statements could no longer be relied on.

Needless to say, these allegations and events were shocking and dismaying. It was and is my belief that the Board should have engaged independent counsel, with no ties to management or existing counsel, to conduct and oversee an investigation into these matters which would of course have included a thorough forensic audit. Others felt, and apparently feel, differently. Accordingly, the forensic accounting firm of Marks Paneth & Shron LLP was engaged to investigate the alleged improper accounting treatment and issued a “preliminary” report in March that raised more questions than it answered. While I do not pretend to have the level of financial and accounting sophistication of Mr. Preston, Mr. Sinclair or Mr. Whittle, it is my belief that, had independent counsel been engaged, unconnected with the management on whose watch the accounting improprieties are alleged to have occurred or been certified, this investigation would have proceeded to a far more rapid conclusion. Moreover, at this point, the Company’s auditors, GGK, have resigned, alleging that they can no longer rely on the representations of management. I also believe that Mr. Preston’s decision to withhold the payment of wages to line employees who are not in any way involved in the alleged improprieties is morally wrong and most probably illegal, has not, so far as I am aware, been mandated by the SEC, and can only have the effect of further damaging the Company and its shareholders.

In short, the manner in which management has proceeded, in my opinion, has resulted in continuing and unnecessary harm to the interests of shareholders. In light of the foregoing, you will understand that I feel that I can no longer remain a member of the Board and effectively represent the interests of the shareholders of the Company. Accordingly, effective immediately, I hereby resign as a member of the Board of Directors of Image Innovation Holdings, Inc., as a member of any Committee thereof, and as Chairman of the Board.

Very truly yours,

/s/ Arthur Gononsky
Arthur Gononsky

Cc: Snow Becker Krauss P.C.